OMV

News Release

March 14, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV acquires retail network from Avanti

- **141 retail stations in Austria, Czech Republic, Slovakia and Bulgaria acquired**
- **Strengthens market leadership in Central and Eastern European core region**
- **Optimizes supply position of Schwechat refinery**

OMV, the leading oil and gas group in Central and Eastern Europe, announces the acquisition of 141 retail stations from the Austrian company Avanti, a well-established regional retail brand. The retail stations acquired are located in OMV's Central and Eastern European core region and therefore enhance OMV's position as the market leader in the Danube area – from the Bavarian Black Forest to the Black Sea. Volume growth in these key sales markets will be achieved and the supply position of the OMV refinery in Schwechat will be optimized. OMV's total retail network has now increased to 1,756 stations.

Gerhard Roiss, Deputy Chairman and head of Refining and Marketing commented: "This purchase marks another successful step forward in our growth strategy for the retail business. The Avanti brand is well established in the OMV core region and we aim to fully leverage its reputation in these areas." OMV will present its branding concept for the network upon closure of the deal when the acquisition will become effective. This is scheduled for the third quarter 2003. It has been mutually agreed that the purchase price will not be disclosed.

Increased presence in Central and Eastern Europe

The Avanti stations lie within the supply area of the OMV refinery in Schwechat. The additional sales volume they contribute will therefore optimize the refinery's supply position. 109 of the acquired stations are in Austria, thus increasing OMV's Austrian network to 626 sites. The Company's market share will increase from 21% to 24%, just 1 percentage point below the market leader.

In the Czech Republic OMV will increase its number of retail stations by 11 to 138 and its market share to about 11%. In Slovakia the network will grow by 20 forecourts to 101 sites and the market share will rise to 18%. In Bulgaria OMV will acquire one retail station, bringing the total number to 65 filling stations and the market share to about 10%.

OMV aims to increase its market share in the Danube area to 20% by 2008. Through the recent acquisition of 313 retail stations from BP, OMV could increase its market share in Central and Eastern Europe to 12%. In total, OMV's network now comprises 1,756 retail stations in this core region. Over the last two years the Company has enlarged its retail network by 50% through its aggressive growth strategy.

Notes to editors:

OMV in Central and Eastern Europe

OMV intends to increase its market share in Central and Eastern Europe from 10% in 2002 to 20% by 2008. In order to achieve this ambitious target, the Group wants to establish itself as the leading brand in the retail station and commercial business. The area of expansion concentrates on the Danube corridor from the Black Forest to the Black Sea. This region with a population of approximately 100 mn is the largest European growth market, and OMV is determined to exploit its dynamism with an expansive quality and convenience strategy. OMV filling stations are presented as multifunctional service centers for mobile clients. With VIVA Shops, Vienna Cafés and modern car wash facilities, OMV offers its clients an outstanding quality of service from fuel to fresh fruit and pastries plus an excellent restaurant service. As at December 31, 2002 OMV operated a total of 1,232 stations in Central and Eastern Europe, of which 517 were in Austria and 715 in other countries.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–March 2003** on May 15, 2003